SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated December 1, 2002, announcing that France Telecom has signed agreements on MobilCom with the Banks of the Syndicated Interim Facility, NOKIA and ERICSSON AB.

www.francetelecom.com

Press Release

MobilCom :
Agreements signed by France Telecom, banks and vendors

Paris, December 1, 2002—France Telecom announces that on 30th November 2002 it executed agreements with the Banks of the Syndicated Interim Facility (« SIF »), NOKIA and ERICSSON AB.

These agreements provide for the repurchase by France Telecom of the loans granted by the Banks, Nokia, and Ericsson in connection with the UMTS build-out project of Mobilcom.

According to the terms of the MC Settlement Agreement entered into between Mobilcom and France Telecom on 22nd November 2002, the execution of agreements with the SIF Banks, Nokia and Ericsson was the last condition to be fulfilled in order for the Rescue and Restructuring Plan of Mobilcom to be implemented.

Under the agreements entered into on 30th November 2002 with the SIF Banks, Nokia and Ericsson, France Telecom will repurchase the loans granted to Mobilcom for a total maximum amount of € 6.1 billion (ie € 5.9 billion plus interests and costs accrued until at the latest 15th March 2003). This repurchase will be paid by France Telecom by issuing to the SIF Banks, Nokia and Ericsson Perpetual Bonds Redeemable for new shares of France Telecom which will have the following features :

•	Total Maximum Amount : € 6.1 billion (such amount to be reduced for interest accruing to an earlier date than 15th March 2003 if the transaction occurs earlier),

•	Redemption : no redemption in cash under any circumstances,

•	Status : ranking pari passu with France Telecom’s Ordinary Shares,

•
Conversion :  convertible at any time in Ordinary Shares of France Telecom at a price of € 47 ( certain bonds will benefit from a conversion price step down mechanism indexed on dividends paid by France Telecom),

•
Coupon before conversion :  fixed coupon of 7% per year for the first 7 years with a mechanism indexed on France Telecom’s long term credit ratings and France Telecom’s share price on the market (with a coupon between 7% and 6.5%); thereafter floating rate at Euribor 3 months plus a spread of 300bp, such spread being subject to the same stepdown and step up mechanism as the fixed rate coupon (spread to be comprised between 300 bp and 250 bp)

•
The SIF Banks, Nokia and Ericsson have entered into provisions restricting any listing and marketing of these bonds until 6 months after a rights issue of France Telecom having been implemented, or 30th June 2004 if no rights issue has occured on such date. At the end of this restricted period, it is envisaged to list these bonds on a regulated Stock market.

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 22 22
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

SA au capital de 4 098 463 604 D 380 129 866 RCS Paris

These bonds will be statutorily classified as quasi equity in France Telecom’s financial statements.

The MC Settlement dated 22nd November 2002 provides that upon a General Meeting of Shareholders of Mobilcom AG approving the terms of the Rescue and Restructuring Plan of Mobilcom and all agreements related thereto including the MC Settlement Agreement, and upon a General Meeting of Shareholders of France Telecom approving the issue of the Perpetual Bonds Reedemable for Shares described here above, the MC Settlement Agreement including the waiver of all claims between Mobilcom, any other party related to the UMTS Project, Mr Gerhard Schmid and France Telecom will become irrevocable and final.

France Telecom will then have accomplished a final and irrevocable resolution of the termination of its UMTS Project in Germany without any major increase in its consolidated debt .

Contact :

Nilou du Castel, Head of the Press Office
nilou.ducastel@francetelecom.com
Tel : +33 1 44 44 93 93

The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from any registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 1st, 2002	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France